March 26, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Pristine Acquisition, Inc.

Amendment No. 1 to Form 10-12G

Filed March 1, 2018

File No. 000-55886

To the men and women of the SEC:

On behalf of Pristine Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 15, 2018 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its Amendment No. 1 to Form 10-12G.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 12

1. We note that Mr. Thomas DeNunzio is a Senior Consultant for V Financial Group, a financial firm that is in the business of selling shell companies and providing other services. Please revise your registration statement, if true, to disclose that V Financial Group is your promoter. In that regard, please provide the information required by Item 404(c) of Regulation S-K.

COMPANY RESPONSE

V Financial Group, LLC is not a promoter of the Company simply due to Mr. Thomas DeNunzio’s relationship with V Financial Group, LLC as a senior consultant to V Financial Group, LLC. V Financial Group, LLC has a completely separate set of business affairs, activities, and interests that are independent of those of Mr. DeNunzio and Pristine Acquisition, Inc. Pristine Acquisition, Inc. has no affiliation whatsoever with V Financial Group, LLC and vise versa. Mr. DeNunzio’s involvement with Pristine Acquisition, Inc., is completely exclusive of his affairs and activities with V Financial Group, LLC. Furthermore, Mr. Thomas DeNunzio is not a member but a consultant to V Financial Group, LLC. There is no direct or indirect relationship between V Financial Group, LLC and Pristine Acquisition, Inc. Mr. DeNunzio is the founder of Pristine Acquisition, Inc. and the person solely responsible for organizing the Company’s business plan.

A promoter is defined under Rule 405 of the Securities Act as:

“(i)      Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

(ii)       Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities.”

V Financial Group, LLC was not involved with the founding or organizing of the business or enterprise of the Company. V Financial Group, LLC was not engaged by Mr. Thomas DeNunzio and did not provide any services to the Company in connection with the preparation and filing of the Company’s Registration Statement. V Financial Group, LLC has not directly or indirectly received in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the Company or 10 percent or more of the proceeds from the sale of any class of such securities.

Furthermore, V Financial Group, LLC has not received, or will receive, any securities in the Company or any direct proceeds if Mr. DeNunzio sells his shares of Company held stock or if the Company sells any shares of its common stock pursuant to an exemption from registration.

Mr. DeNunzio only serves as consultant to V Financial Group, LLC and has no relationship with the Company outside of such representation.

Accordingly, V Financial Group, LLC does not meet the definition of “promoter” under Rule 405 of the Securities Act.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 26, 2018

/s/ Thomas DeNunzio

Thomas DeNunzio

President & CEO